NOTICE OF CHANGE IN CORPORATE STRUCTURE

(SECTION 4.9 OF NATIONAL INSTRUMENT 51-102)

Rubicon Minerals Corporation (“Rubicon”) hereby gives notice pursuant to section 4.9 of National Instrument 51-102 of the following change in corporate structure:

Names of the Parties to the Transaction:

Rubicon Minerals Corporation (“Rubicon”)
Paragon Minerals Corporation (“Paragon”)
Africo Resources Ltd. (formerly CopperCo Resource Corp.) (“New Africo”)
Africo Resources (B.C.) Ltd. (formerly Africo Resources Ltd.) (“Old Africo”)

Description of the Transaction:

Rubicon has completed a reorganization by way of a statutory Plan of Arrangement, which has resulted in Rubicon dividing its assets between three separate public companies: Rubicon itself, and two newly-created companies, Paragon and New Africo. Rubicon continues to hold its Red Lake Properties and other interests; Paragon holds the exploration assets which Rubicon held in the Province of Newfoundland and Labrador and the Territory of Nunavut; and New Africo’s key asset is the Kalukundi copper-cobalt project in the Democratic Republic of Congo, held through Old Africo (Rubicon held a 39.6% equity interest in Old Africo immediately prior to the Arrangement).

Rubicon Shareholders of record on the Share Distribution Record Date (which has been fixed at December 19, 2006) will receive one New Rubicon Common Share for every Rubicon Common Share held on the Share Distribution Record Date, one Paragon Common Share for every six Rubicon Common Shares held on the Share Distribution Record Date, and that number of New Africo Common Shares obtained by multiplying the number of Rubicon Common Shares held on the Share Distribution Record Date by the Rubicon-CopperCo Exchange Ratio (which will be approximately 0.0925, or one New Africo Common Share for approximately every 10.81 Rubicon Common Shares held).

A description of the Arrangement and of the parties upon completion of the Arrangement is set out in Rubicon’s management information circular dated July 7, 2006 which is available on SEDAR at www.sedar.com.

The Common Shares of Rubicon continue to trade on the TSX and AMEX under the symbol “RMX” and “RBY” respectively, and the common shares of Paragon and New Africo have commenced trading on the TSX Venture Exchange and the TSX, respectively, under the symbols “PGR” and “ARL”, respectively.

Effective Date of Transaction:

December 8, 2006

Names and reporting issuer status of each continuing entity:

Rubicon Minerals Corporation continues to be a reporting issuer in British Columbia, Alberta, Ontario and Quebec.

Paragon Minerals Corporation is a reporting issuer in British Columbia, Alberta and Quebec.

Africo Resources Ltd. (formerly CopperCo Resource Corp.) is a reporting issuer in British Columbia, Alberta, Quebec and Ontario.

Africo Resources (B.C. Ltd.) (formerly Africo Resources Ltd.)1  Africo Resources (B.C.) Ltd. survives as a wholly owned subsidiary of Africo Resources Ltd. continues to be a private company.

Date of Rubicon’s first financial year-end subsequent to the transaction:

December 31, 2006

Periods of the interim and annual financial statements required to be filed for Rubicon’s first financial year subsequent to the transaction:

•	annual audited financial statements for the year ended December 31, 2006, with 2005 annual comparative

•	first quarter interim financial statements for the three month period ended March 31, 2007, with 2006 first quarter comparative

•	second quarter interim financial statements for the six month period ended June 30, 2007, with 2006 second quarter comparative

•	third quarter interim financial statements for the nine month period ended September 30, 2007, with 2006 third quarter comparative

1    Africo Resources (B.C.) Ltd. survives as a wholly owned subsidiary of Africo Resources Ltd.